Exhibit 99.1





Alcon®

Seeing Beyond Today





Third Quarter 2006 Webcast
October 24, 2006

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on October 24, 2006, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 15, 2006, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com.

Management Presentation by

Cary Rayment
Chairman , President & CEO

Jacqualyn Fouse
**Senior Vice President
Chief Financial Officer & Corporate Strategy**

Business Overview

Cary Rayment
Chairman, President & CEO

Third Quarter Financial Highlights

		Q3 06	Q3 05	Growth
(dollars in millions, except per share amounts)				
Global Sales		**$ 1,203.8**	**$ 1,071.1**	**12.4%**
Net Earnings	**Reported**	**$ 232.1**	**$ 295.8**	**(21.5)%**
	Adjusted*	**$ 335.2**	**$ 295.8**	**13.3%**
Diluted EPS	**Reported**	**$ 0.76**	**$ 0.95**	**(20.0)%**
	Adjusted*	**$ 1.09**	**$ 0.95**	**14.7%**

* Non-GAAP measures – see reconciliation slide at the end of this presentation or in the press release of Q3 results filed with the SEC on October 24, 2006.

Alcon

Pharmaceutical Sales

Q3

+13.5%



Q3 YTD

+11.6%



(dollars in millions)

Key Brand Development

August 2006 YTD US Rx Growth*	Brand Rx Growth %	Market Growth %
Travatan®	19.6%	6.9%
Azopt®	17.6%	(2.9%)
Vigamox®	19.3%	3.7%
TobraDex®	2.9%	4.6%
Nevanac®	n/a	19.6%
Patanol®	3.5%	5.5%
CiproDex®	17.4%	(0.6%)
Total Otic	6.8%	(0.6%)

*SOURCE: WK Health

Glaucoma Franchise Development

Global Glaucoma Prescription Growth vs. Market



June YTD

Source: IMS Health Midas Data

Leading Share Among Eye Care Professionals

U.S. Rx Market Share
(Ophthalmologists and Optometrists)



Source: WK Health

Surgical Sales

Q3

+9.2%



Q3 YTD

+8.6%



(dollars in millions)

AcrySof® Unit Growth and Shift to Premium IOLs



Global Unit Sales of AcrySof® IOLs

Meeting Needs of Patients and Physicians

ReSTOR® Market Development

- **Train to ensure positive outcomes for patients**

- **Educate to smooth changes to practice**
  - **Patient selection**
  - **Chair time to discuss options**

- **Create local mentors to serve as a resource**

- **Utilize DTC tests to increase patient awareness**

ReSTOR® Platform Development

ReSTOR® IQ

Lower add ReSTOR®

ReSTOR® Toric

Consumer Eye Care Sales





(dollars in millions)

RepleniSH™ Driving Opti-Free® Gains



U.S. Share of Branded Disinfectants

RepleniSH™ launch

Fusarium Outbreak

Source: AC Nielson

Emerging Markets a Key source of Growth



YTD 2006 Sales Growth Rate

Developed
- Reported: 9.6%
- Constant Currency: 10.4%

Emerging Markets
- Reported: 18.5%
- Constant Currency: 16.1%

Emerging markets are 14.5% of YTD 2006 Sales

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Financial Review

Jacqualyn Fouse
Senior Vice President
Chief Financial Officer & Corporate Strategy

Q3 2006 Income Statement Detail

(dollars in millions)

	Reported Q3 06	% of Sales	Adjusted Q3 06*	% of Sales	Q3 05	% of Sales
Gross Profit	$ 902.4	75.0%	$ 924.1	76.8%	$ 824.7	77.0%
SG & A	$ 361.1	30.0%	$ 352.0	29.2%	$ 331.1	30.9%
R & D	$ 134.0	11.1%	$ 129.3	10.8%	$ 103.6	9.7%
Operating Income	$ 261.0	21.7%	$ 422.2	35.1%	$ 367.9	34.3%

*Q3 2006 excludes the pre-tax impact of the impairment charges related to the refractive business and SFAS 123(R) expenses that were not included in the 2005 results. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2006 to 2005. See reconciliation.

Alcon

Q3 YTD 2006 Income Statement Detail

(dollars in millions)

	Reported YTD 06	% of Sales	Adjusted YTD 06*	% of Sales	YTD 05	% of Sales
Gross Profit	$ 2,756.8	75.1%	$ 2,784.3	75.8%	$ 2,490.9	75.2%
SG & A	$ 1,012.6	27.6%	$ 1,093.6	29.8%	$ 1,009.4	30.5%
R & D	$ 377.6	10.3%	$ 358.2	9.7%	$ 302.9	9.1%
Operating Income	$ 1,179.2	32.1%	$ 1,270.8	34.6%	$ 1,114.5	33.6%

*Q3 YTD 2006 excludes the pre-tax impact of the settlement of the AMO patent lawsuits, impairment charges related to the refractive business and SFAS 123(R) expenses that were not included in the 2005 results. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2006 to 2005. See reconciliation.

Adjusted Earnings Growth

	Q3 06	Q3 05	Q3 06 YTD	Q3 05 YTD
Net Earnings - Reported	$ 232.1	$ 295.8	$ 993.4	$ 870.3
Less: AMO Settlement[1]	-		-97.5	
Plus: Impairment Charges[1]	92.0		92.0	
Plus: Share Based Comp[1]	11.1		44.7	
Net Earnings – Adjusted[2]	$ 335.2	$ 295.8	$ 1,032.6	$ 870.3
Growth	13.3%		18.6%	
Diluted EPS - Reported	$ 0.76	$ 0.95	$ 3.21	$ 2.79
Less: AMO Settlement[1]	-		-0.31	
Plus: Impairment Charges[1]	0.30		0.30	
Plus: Share Based Comp[1]	0.03		0.14	
Diluted EPS – Adjusted[2]	$ 1.09	$ 0.95	$ 3.34	$ 2.79
Growth	14.7%		19.7%	

[1]Amounts are shown after income taxes.

[2]Adjusted Net Earnings and Diluted EPS are non-GAAP measures and are provided to give investors a more accurate picture of growth in earnings for the period. *(dollars in millions, except per share amounts)*

Share-Based Compensation Expenses

	Q3 06 Actual	Q3 06 YTD Actual
COGS	$ 2.6	$ 8.4
SG&A	9.1	38.0
R&D	4.7	19.4
Tax effect	5.3	21.1
Total Impact to Net Earnings	$ 11.1	$ 44.7
EPS Impact	$ 0.03	$ 0.14

(dollars in millions, except per share amounts)

Reported Tax Rate vs. "Base" Rate

	Q3 06 YTD	2005	2004
Reported Effective Tax Rate	**17.6%**	**22.6%**	**22.6%**
Total Net Impact of "Non-structural" Items	**4.4%**	**2.5%**	**5.2%**
"Base" Effective Tax Rate	**22.0%**	**25.1%**	**27.8%**

* "Base" effective tax rate is a non-GAAP measure presented to give investors a better comparison of income taxes between years.

Balance Sheet Highlights

	9/30/06	12/31/05
Short and Long Term Borrowings	$ 952.2	$ 1,083.4
Cash and Cash Equivalents	$ 1,176.8	$ 1,457.2
Consolidated S/H Equity	$ 2,699.9	$ 2,556.1
A/R Change (From 12/31/05)	23.8%	N/A
Inventory Change (From 12/31/05)	9.1%	N/A

(dollars in millions)

2006 Outlook

2006 Full Year Financial Guidance

- **Sales range from $4.87 to $4.90 billion**
  - Global growth across major product lines
  - Share gains from recent product launches
  - Continued faster growth in emerging markets
  - Higher contact lens care sales
  - Implies Q4 sales of $1.20 to 1.23 billion

- ***AcrySof® ReSTOR® sales at least $100 million***

2006 Full Year Financial Guidance

- **Reported EPS expected to be $4.21 to $4.25**
  - New guidance raises lower end of range by $0.06
  - Includes:

    Negative impact of $0.17 per share for share-based compensation expense in 2006

    Positive impact of $0.31 for AMO settlement

    Negative impact of $0.30 for refractive impairment
  - Implies Q4 EPS of $1.00 to $1.04








Seeing Beyond Today

Q3 06 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

| | Reported | Non-GAAP Adjustments* | | Non-GAAP Adjusted |
		Impairment Charges	SFAS 123(R) Expenses	
Sales	$ 1,203.8	$ --	$ --	$ 1,203.8
Cost of goods sold	301.4	(19.1)	(2.6)	279.7
Gross Profit	902.4	19.1	2.6	924.1
Selling, general and administrative	361.1	--	(9.1)	352.0
Research and development	134.0	--	(4.7)	129.3
Amortization of intangibles	146.3	(125.7)	--	20.6
Operating income	261.0	144.8	16.4	422.2
Other Income	9.8	--	--	9.8
Earnings before income taxes	270.8	144.8	16.4	432.0
Income Taxes	38.7	52.8	5.3	96.8
Net earnings	$ 232.1	$ 92.0	$ 11.1	$ 335.2
Diluted EPS	$ 0.76	$ 0.30	$ 0.03	$ 1.09

*Adjustments for the impairment charges and SFAS 123(R) expenses booked Q3 2006 are non-GAAP measures and are provided to help investors better compare results of operations from 2006 and 2005.

Q3 YTD 06 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

| | Reported | Non-GAAP Adjustments* | | | Non-GAAP Adjusted |
		Patent Lawsuits Settlement	Impairment Charges	SFAS 123(R) Expenses	
Sales	$ 3,671.7	$ --	$ --	$ --	$ 3,671.7
Cost of goods sold	914.9	--	(19.1)	(8.4)	887.4
Gross Profit	2,756.8	--	19.1	8.4	2,784.3
Selling, general and administrative	1,012.6	119.0	--	(38.0)	1,093.6
Research and development	377.6	--	--	(19.4)	358.2
Amortization of intangibles	187.4	--	(125.7)	--	61.7
Operating income	1,179.2	(119.0)	144.8	65.8	1,270.8
Other Income	26.2	--	--	--	26.2
Earnings before income taxes	1,205.4	(119.0)	144.8	65.8	1,297.0
Income Taxes	212.0	(21.5)	52.8	21.1	264.4
Net earnings	$ 993.4	$ (97.5)	$ 92.0	$ 44.7	$ 1,032.6
Diluted EPS	$ 3.21	$ (0.31)	$ 0.30	$ 0.14	$ 3.34

*Adjustments for the patent lawsuit settlements, impairment charges and SFAS 123(R) expenses booked Q3 2006 are non-GAAP measures and are provided to help investors better compare results of operations from 2006 and 2005.

Alcon®